SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                December 20, 2005

Via Edgar

Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street. NE, Mail Stop 7010
Washington, DC 20549

         Re:      Bravo! Foods  International Corp.
                  Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 22, 2005 File No. 000-25039

Dear Mr. Heller:

      This firm is special securities counsel to Bravo! Foods International Corp. (the "Company"). This letter is in response to your comment letter of December 1, 2005 concerning the Company's Form 10-KSB for the fiscal year ended December 31, 2004. The organization of this response follows the item designations contained in your comment letter, which have been reproduced below.

Management's Discussion and Analysis, page 13

Liquidity and Capital Resources, page 18

1. We note your disclosure on page 19 in which you explain that the increase in net cash used in opening activities in the current year was the result of your untilization of cash rather than equity to pay service provides, and changes in deferred product development costs, prepaid expenses, accounts payable and accrued expenses. As indicated in FRC 501.31.b, your discussion and analysis of cash flows should address the underlying reasons for the material changes in cash flows. Expend your discussion to identify the origin of these working capital accounts, specifically the deferred product development costs and prepaid expense account balances and detail the reasons for the martial changes in these account balances.

Response

Reproduced below is an expanded discussion of net cash used in operating activities for the period ended December 31, 2004, compared to the same period in 2003.

Compared to $1,562,389 of net cash used in operating activities in the period ended December 31, 2003, our current year net cash used in operating activities increased by $2,560,441 to $4,122,830.This increase was the result of our utilization of cash rather than equity to pay service providers in this current period and changes in deferred product development costs, prepaid expenses, accounts payable and accrued expenses. Included in the net loss in this current period

($3,799,926) were depreciation and amortization and stock compensation for a finder's fee aggregating $974,847, compared to $194,635 for the same period in 2003. Prepaid expenses increased by $353,057, which increase was primarily due to payments made for slotting fees ($195,130) and costs incurred in connection with financing ($138,963). Accounts payable and accrued expenses decreased by $593,475, since the Company was able to make cash payments of amounts due to its vendors. Deferred product and development costs increased by $397,894 comprising mainly of licensing payments made to Marvel ($267,000) and Masterfoods ($50,000). Financial Statements

Consolidated Balance Sheets, page F-4

2. We note you have deferred product development costs. Typically, the only costs eligible for deferral are those costs directly related to a particular revenue arrangement. Disclose the origin of the deferred product development costs account balance and your accounting policy for deferring and recognizing these costs. The nature of the underlying product and your expectations regarding the ultimate disposition of costs should be clear.

Response

During the development and marketing phase of new products, we incur costs such as art-work, packaging design and materials for single serve flavored milks. Such costs are deferred and amortized on a straight line basis over two years.

Costs incurred in obtaining licenses are amortized over the period of the license.

3. We note that the preferred stock you have issued id both redeemable and convertible. Please indicate whether the stock is redeemable at your option or the option of the holder, and provide the disclosures required by paragraph 8 of SFAS 129.

Response

      The Company has portions of its Series B, F, H, J and K convertible preferred shares outstanding. Series B shares are not redeemable. Series F shares are redeemable at the option of the Holder at 125% of the stated value of $10.00 per preferred share, if the Company is in default of the material terms of the Series F operative documents, including the Certificate of designation and he Subscription Agreement. Series H, J and K shares are redeemable at the option of the Company at 135% of the stated value of $10.00 per preferred share, commencing two years after issuance of the preferred and upon two days notice by the Company. The Holder has the right to convert the preferred to common shares during the two day notice period.

Note 1 - Organization, Business and Going Concern Uncertainty, page F-9

Revenue Recognition, page F-10

4. We note your discussion on page 14 and 15 in which you state that you changed your revenue recognition policy for sales within the United States in the first quarter of 2004, to record as revenue the finished product price charged by your producer, reflecting a shift in your role from agent to principal. Provide us with the analysis that you performed of the criteria set forth in EITF 99-19 in determining that you presentation of revenue on both a gross and net basis,

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

in each of the respective periods and the domestic and international markets, is appropriate. In addition to all the specific criteria, ensure that you address the following points.

      (a) Describe the mechanism by which you take title to the products when they are shipped by the third party processors. Identify the party taking physical custody for shipment. Explain whether you also take title to returned product and indicate whether such product is then transferred back to the third party processors.

      (b) Tell us whether product purchasers submit the full "wholesale level" price directly to you, or whether this payment goes to the third party processor(s). Explain how the terms governing payment by product purchases compares to those terms governing payments between you and the third party processors.

Response

      During the fiscal year ended December 31, 2004, the Company had two business models that affected revenue recognition: one for the United States and another for its international business.

      In the United States, the Company utilizes third party processors to produce the Company's products on its behalf, which products consisted of single serve flavored milk based beverages. Under this model, the Company is responsible for all product development, marketing, and promotion, advertising and sales activity. The Company refers to this business model as "unit sales".

      In its international business, the Company is not involved in the marketing, promotion, advertising or sales of the products. These activities are the responsibility of regional dairy processors located in foreign countries that produce and sell the milk products for their own behalf. In this international business, the "product" sold by the Company is not its flavored milk based beverages but consists of (i) the flavor ingredients used to produce the milk products and (ii) production rights granted to the regional processors to use the milk product branding and trade dress created by the Company for the flavored milk products. The Company refers to this business model as "kit sales".

      The Company follows the final consensus reached by the Emerging Issues Task Force (EITF) 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in determining its revenue recognition reporting status for both business models. Pursuant to EITF 99-19, the Company in each instance considers the following factors in making this determination:

      o     Whether the Company is the primary obligor in the arrangement

      o Whether the Company has general inventory risk (before customer order is placed or upon customer return)

      o     Whether the Company has latitude in establishing price

      o     Whether the Company changes the product

      o     Whether the Company has discretion in supplier selection

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

      o Whether the Company is involved in the determination of product specifications

o Whether the Company has physical loss inventory risk (after customer order or during shipping)

      o     Whether the Company has credit risk

      Unit Sales Model FY 2004

Primary Obligor. The Company has responsibility for the payment to its third-party processor of all costs associated with the production of its flavored milk based beverages. In that regard, the Company pays a negotiated "dock price" per sale unit to its third-party processor. The Company also is responsible for the payment of all freight charges for the finished product to its customers, shipping insurance charges, broker's fees and product returns.

Inventory Risk. The Company's milk based products are code dated with an "expiration" date. If the Company's third-party processor has stored inventory that approaches code date and is, as a result, not capable of being sold, the Company is responsible for the payment of the dock price to the third-party processor even absent a sale. With respect to returns, the nature of the milk based product dictates a relatively quick turn around of product. If already sold product has not resold at retail by a date approaching the code date or has been damaged in shipment, the Company has several options. For damaged goods, the customer receives a credit from the Company and the product is destroyed. For code date issues, the Company issues a customer credit and attempts to resell the product to "discount" customers or, absent such a sale, directs that the product be destroyed.

Price. Within the exigencies of the marketplace, the Company establishes the price at which it sells its products. The priced charged is dependent upon practical cost variables including freight and distribution. The Company recognizes revenue at the full wholesale price charged.

Changes to the Product. The Company has sole discretion to change the product visually and in content to satisfy its own specifications. The only limitations are (i) those imposed on the third party processor by the Food and Drug Administration and local health officials, and (ii) labeling and content restrictions that may be imposed on the Company by the FDA.

Discretion in Supplier Selection. The Company has sole discretion to select the supplier of flavor and nutritional ingredients that are sourced by third parties to meet the Company's flavor and nutritional profile specifications.

Product Specifications. The Company has sole discretion to develop and determine the visual and content specifications for its products. The only limitations are those imposed by third party license agreements concerning the visual utilization of trademark issues.

Physical Loss Inventory Risk. The Company takes title upon the shipment of the product by its third-party processor. The Company is covered by insurance during shipment and is responsible for inventory loss during shipping. The point of transfer of title to the inventory is by agreement of the Company and its third-party processor and is manifested by the physical removal of the inventory from the third-party processor's warehouse onto the common carrier, where the risk of loss passes to the Company. Contemporaneous with that event, the third-party processor logs the shipment on behalf of the Company and removes the shipped products from its recorded inventory.

Credit Risk. The Company bears the risk of loss of non-payment by its customers.

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

4.(a) The transfer of title to the inventory is manifested by the physical removal of the inventory from the third-party processor's warehouse onto the common carrier, where the risk of loss passes to the Company. Contemporaneous with that event, the third-party processor logs the shipment on behalf of the Company and removes the shipped products from its recorded inventory. Upon the transfer of title to the Company, the inventory is in the physical possession of the common carrier. Except for damaged product, which is destroyed, product that is returned either is destroyed or resold through "discount" channels at the direction of the Company. Title to the product is not transferred back to the third party processor.

4.(b) Product purchasers submit the full "wholesale level" price to the third party processor. The Company has appointed the third-party processor as its billing and collection agent for such purposes, for which the Company is charged a fee. As agent, the third-party processor provides an out-sourced infrastructure for billing, collection, shipment, and recording of credits to customers allowed by the Company for promotions, discounts and returns. On a monthly basis, the third-party processor and the Company reconcile (i) the revenue received, (ii) the dock price, (iii) administration charges and (iv) separate charges against the Company's account for allowed credits to customers for promotions, discounts and returns.

The Company records the full wholesale level price as its gross income (less contra-revenue allowances) and records the dock price as the cost of goods sold.

      Unit Sales Model FY Pre 2004

In 2003, the Company's third-party processors produced and sold the flavored milk based products for and to their own accounts. In connection with the overall transaction, the Company sold kits to its processors and, as agent for the processors, it obtained and managed customers for product sales. Title to the products did not transfer from the processors to the Company and the Company never bore the risk of inventory, inventory damage, insurance cost, returns or credit risk. Based upon an analysis of EITF 99-19-9 as set forth above, the Company determined that it could not recognize revenue on a "full wholesale level" gross basis

The Company recorded two separate streams of revenue under this pre 2004 business model: (i) the invoiced price of the kits sold to the processors, consisting of the cost of flavor ingredients and a production rights fee, and
(ii) the differential between a per unit a price set by the processors and the wholesale level price negotiated by the Company as agent for the processors.

5. We note your discussion on page 15 in which you state you record as cost of goods sold the cost of the flavor ingredients used by the international processor dairies even though these dairies purchase the ingredients directly from the supplier. As it does not appear that you are financially responsible for the cost of these ingredients, tell us why you report these costs in your financial statements. In addition, on page 5 you state the consideration paid to you under the production contracts consists of fees charged for the flavor ingredients. Please expand your disclosure to clarify whether the dairies are required to pay you a fee for the supplies. Explain to us why you believe your presentation of revenues and cost of goods sold for the sale of "kits" to international dairy processors is appropriate. Include in your response details of the terms of the production contracts and the components of a "kit."

Response

International Model

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

Pursuant to EITF 99-19, sales of kits made to customers by the Company are reflected in the statement of operations on a gross basis, whereby the total amount billed to the customer is recognized as revenue. A kit consists of two components: (i) the cost of flavor ingredients ordered and paid for by the Company from a supplier of its choice, and (ii) a fee for the utilization of the Company's product specifications, trademark rights and trade dress. The processors, who are responsible for all costs associated with production, marketing, promotion, sales and returns, own the products produced by regional foreign processors under this business model.

      Reproduced below is an example of the typical terms of production agreements relevant to this issue.

      "Kit" or "Kits" means the basic quantity of Flavor Ingredients for a specified flavor plus the Production Rights as granted herein. The compensation paid to Bravo! for the grant of the Production Rights under this Agreement shall be paid by Oman National Dairy Products Co. Ltd. purchase of Kits from Bravo!. The charge for each Kit shall be for specified Flavor Ingredients and for the grant of Production Rights, as set forth in and as governed by Section 3.9 herein.

      "Flavor Ingredients" means ingredient formulas and actual flavors for flavored milks for use in conjunction with the processing of Branded Milk Products, which have been developed by Bravo! in conjunction with Oman National Dairy Products Co. Ltd. for use with the Marvel Licensed Property and Bravo! Licensed Property. The parties agree and acknowledge that the Flavor Ingredients will be formulated to meet the flavor profiles appropriate for local taste preferences

      (Section 3.9) Prices and Payment. Oman National Dairy Products Co. Ltd. shall be charged an invoice amount by Bravo! for Kits and Oman National Dairy Products Co. Ltd. shall pay such invoice(s) in accordance with the following:Such invoiced amounts shall be based upon and consist of the following components: (a) a fee for Flavor Ingredients and (b) a fee for Production Rights.

      Processor's Obligations. Oman National Dairy Products Co. Ltd. shall use reasonable commercial best efforts to actively promote the marketing, sale and distribution of the Branded Milk Products within the Territory. Without in any way limiting the generality of the foregoing, Oman National Dairy Products Co. Ltd. shall:

      Purchase and maintain the minimum inventory of Flavor Ingredients necessary to process the Branded Milk Products, and approved packaging, as set forth in Schedule 3.4.5 of this Agreement.

      Purchase all its requirements for Flavor Ingredients from Bravo! and Packaging Supplies from suppliers approved by Bravo! (Approved Suppliers). Such approvals shall be in writing by Bravo!. Oman National Dairy Products Co. Ltd. may change suppliers with the written approval of the parties. Nothing in this Agreement waives Oman National Dairy Products Co. Ltd. right to return non-conforming Flavor Ingredients directly to an Approved Supplier.

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

      The Company purchases the flavor ingredients from its suppliers and has the ingredients shipped directly to the processor to expedite the production of the flavored milk products. The supplier for the flavor ingredients invoices the Company, and the Company includes the amount of that invoice in its kit price to the processor. At no time is the processor responsible to the supplier for the cost of the ingredients shipped to it.

      In the comment on page 3 of our letter, you reference page 15 of the Company's 2004 10-KSB to the effect that the dairies purchase the ingredients directly from the supplier. The exact language on page 15 is as follows:

      We recognize revenue on the gross amount of "kit" invoices to the dairy processors and simultaneously record as cost of goods sold the cost of flavor ingredients paid by the processor dairies to ingredients supplier.

      The language quoted contains a mistake. The language should read:

      We recognize revenue on the gross amount of "kit" invoices to the dairy processors and simultaneously record as cost of goods sold the cost of flavor ingredients paid by the Company to ingredients supplier.

      The Company believes that, within the context of the entire "International Sales" paragraphs appearing on page 15, the model is clear that (i) our revenue is based upon gross kit sales, which consists of the cost of ingredients plus a production rights fee, and (ii) that we record the cost of the ingredients as cost of goods sold.

6. In your disclosure you state that you have not accrued interest as of December 31, 2003 and December 31, 2004 for the note due to International Paper. As it appears you were not legally released from your obligation to pay interest on the outstanding debt balance, it is unclear how non-recognition complies with the guidance in paragraph 16 of SFAS 140, requiring that you be legally released from an obligation for extinguishment to be appropriate under generally accepted accounting principles. Tell us why you believe this guidance does not apply to you. Explain your disclosure in the liquidity section of MD&A to explain the significance of your policy of not paying obligation as they become due, in terms of your overall approach in managing liquidity. Quantify all amounts for which you are delinquent in making payments, differentiating between obligations reported in your financial statements and those which are not.

Response

The Company has had no contact with International Paper since 2000. We have made several telephone calls to the last known telephone number and have been unable to reach any employee. Our auditors have sent confirmation requests during their audit procedures for the 2001, 2002, 2003 and 2004 years and have received no response. We have received no letters or telephone calls from any representative requesting payment of the liability. We have accrued interest on this note only through December 31, 2002. Management determined not to accrue additional interest because of the reasons above.

Exhibits

7. Please be aware the format of the certifications required by Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act has been revised. Refer to Item 601(b)(31) of Regulation SB for the required certification format.

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Response

The Company will comply with the new requirements for certifications going forward.

Closing Comments

      With respect to items 1, and 2 of your letter, we believe that, while the additional disclosures are appropriate, the original disclosures fairly represent for the reader an accurate statement of the Company's use of cash for operating activities and product development costs for the period ended December 31, 2004, compared to the same period in 2003. The Company suggests that, going forward, it present in future filings the subject disclosures with similar detail to its presentation in items 1 and 2 of this letter, without the necessity of amending its Form 10-KSB for the fiscal year ended December 31, 2004.

      Similarly, the Company suggests a like treatment of the expanded disclosure concerning redemption rights presented in item 3 of this letter.

      The Company believes that its explanation of revenue recognition in items 4 and 5, as well as the information presented as to the International Paper debt in item 6 do not require an amendment to the Form 10-KSB in question.

      Finally, the Company has agreed to satisfy the new certification requirements language in its future filings.

      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.


                                   Sincerely,

                                   /s/Marc J. Ross

                                   Marc J. Ross

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